SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of October, 2003
                           Commission File Number 0-99

                               PETROLEOS MEXICANOS
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             (Exact name of registrant as specified in its charter)

                                MEXICAN PETROLEUM
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                 (Translation of registrant's name into English)

                              United Mexican States
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                 (Jurisdiction of incorporation or organization)


                         Avenida Marina Nacional No. 329
                                Colonia Huasteca
                               Mexico, D.F. 11311
                                     Mexico
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X Form 40-F
                                     ---         ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

                                Yes      No X
                                   ---     ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

                                Yes      No X
                                   ---     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No X
                                   ---     ---

TRANSLATION INTO ENGLISH FROM ORIGINAL PRESS RELEASE IN SPANISH
DATED OCTOBER 24, 2003*

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MINISTRY OF ENERGY - PETROLEOS MEXICANOS
JOINT COMMUNICATION
RELEASE NO.  269/2003
DATE: 10/24/03

Pemex issues bonds in the Mexican Stock Exchange
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o    Today is the time for PEMEX to invest in its future: Calderon Hinojosa

o    PEMEX is a good investment because it is growing and modernizing: Munoz
     Leos

o PEMEX's domestic bond program is a breakthrough in the development of the country's stock market: Prieto Trevino

o    Ps. 6,500 million were issued from the programmed Ps. 20,000 million:
     Suarez Coppel

Emphasizing the need to look for alternatives that permit exploitation of the energy potential of the country without jeopardizing its future, the Secretary of Energy, Felipe Calderon Hinojosa, stated that Mexico has no time to lose in achieving the necessary reforms.

While ringing the bell for the issuance of the bonds of Petroleos Mexicanos on the bidding floor of the Mexican Stock Exchange, Calderon Hinojosa noted that although PEMEX has a great debt capacity, it should not make the same mistake made in the past by the country's becoming excessively and irrationally indebted, and generating a crisis that halted development opportunities for several generations.

For decades, he noted, Petroleos Mexicanos has been the main support of the Mexican Government, and without its collaboration, it would not have been possible to finance what we have now; therefore, "today is the time for PEMEX to invest in its future, which for the most part means to invest in Mexico's future."

In addition to the expected fiscal reform, he indicated that the entity's fiscal regime must be revised, so that, without reducing the current contribution to the government, PEMEX can successfully broaden its program oriented to make profitable investments not only for PEMEX but for all Mexicans.

We should not close off the alternatives that PEMEX may have to finance the growth of its infrastructure, because, if it wants to take full advantage of the potential of the hydrocarbons to benefit current and future generations, an investment of almost one trillion pesos would be needed over the next 10 years. Therefore, all possible options should be explored calmly and in due manner, and those that best serve our national development should be chosen, he pointed out.

The Director General of Petroleos Mexicanos, Raul Munoz Leos, after formalizing the first issuance of bonds among Mexican investors, indicated that these resources will allow the diversification of PEMEX's sources of funds and the financing of some of its main projects with Mexican pesos.

He announced that the bonds that were placed in the market today constitute a new and interesting alternative for retirement funds (afores), insurance companies, investment funds and the general public, thanks to the favorable ratings that PEMEX debt enjoys and to the security that comes with the most important business entity in Latin America.

He stated that PEMEX represents a good investment because it is growing and modernizing with an orientation towards corporate excellence. Thus, this issuance gives Petroleos Mexicanos the opportunity to enhance relations with Mexican investors, while strengthening its commitment to the economic interests of Mexico and the well-being of society.

"Mexico is a good investment, because, in addition to the valuable participation of international capital, domestic savings are increasing and strengthening our own development. Under current circumstances in which Mexicans are fighting on several fronts in order to open better perspectives for our national growth, this is the best time to invest in the Mexican petroleum industry," he emphasized.

The President of the Mexican Stock Exchange, Guillermo Prieto Trevino, pronounced that PEMEX's domestic bond program is a breakthrough in the development of the Mexican stock market, and he reassured that PEMEX, intermediaries and Mexicans in general "have a lot to gain with this issuance."

"We see with approval that PEMEX has given to the Mexican stock market a prominent role in its financial strategy, since the program that commences today represents half the size of its Pemex Project Funding Master Trust medium-term note program in the foreign markets, and recognize that this is important since it is the first approach of its kind with institutional investors of our country."

The Corporate Director of Finance of PEMEX, Juan Jose Suarez Coppel, stated that the PEMEX domestic bond program was authorized by the National Banking and Securities Commission for an amount of up to Ps. 20,000 million for a four-year period.

The first issuance under this program today is for a total amount of Ps. 6,500 million, consisting of three separate tranches: the first, for an amount of Ps. 3,000 million, matures in October 2007 with a floating interest rate equal to the 91-day Cetes rate plus 0.67% (67 basis points). The second tranche matures in October 2009 and is for an amount of Ps. 2,500 million. As with the first tranche, the interest rate will be floating and will equal the 182-day Cetes rate plus 0.65% (65 basis points). The third tranche has a 7-year maturity (October 2010) and is for an amount of Ps. 1,000 million. Unlike the first and second tranches, the third is payable semiannually at a fixed rate equal to 8.38%.

Suarez Coppel indicated that Petroleos Mexicanos received more than 160 bids for a total of Ps. 24,000 million, an amount that is approximately 3.5 times larger than the amount that will be issued, thus guaranteeing the success of the issuance.

The proceeds that will be obtained will be used to fund long-term productive infrastructure projects, also called PIDIREGAS projects.

The event was also attended by the President of the National Banking and Securities Commission, Jonathan Davis, the President of the Mexican Association of Stock Intermediaries, Carlos Levy Covarrubias, officers from the Mexican energy sector, authorities from the financial and capital markets sector, members of the Board of Directors of the Mexican Stock Exchange, and senior management of investment banks.

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* This release is not an offer of securities for sale in the United States.
Securities may not be offered or sold in the United States absent registration or an exemption from registration.

This release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 Petroleos Mexicanos



                                 By: /s/ OCTAVIO ORNELAS ESQUINCA
                                     -----------------------------------------
                                     Octavio Ornelas Esquinca
                                     Managing Director of Finance and Treasury


Date:  October 29, 2003